Distoken Acquisition Corporation

Unit 1006, Block C, Jinshangjun Park

No. 2 Xiaoba Road, Panlong District

Kunming, Yunnan, People’s Republic of China

(+86) 871 63624579

February 2, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Geoff Kruczek

Re:	Distoken Acquisition Corporation
Amendment No. 7 to Registration Statement on Form S-1 Filed December 12, 2022 File No. 333-248822

Dear Mr. Kruczek:

Distoken Acquisition Corporation (the “Company,” “Distoken,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 4, 2023 (the “Letter”) regarding the above-referenced Amendment No. 7 to Registration Statement on Form S-1.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 8 to the Registration Statement (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment 7 to Form S-1

Private Placements, page 7

1.	We note your response to prior comment 1. Your use of the plural term "underwriters" indicates there is more than one underwriter for this offering; however, your disclosure on page 147 and elsewhere lists only one. We also note the continued references to EarlyBirdCapital in Exhibits 10.2 and 10.4. Please revise or advise.

We respectfully advise the Staff that I-Bankers Securities, Inc. is acting as representative of the underwriters in this offering and is expected to add other underwriters to the underwriting syndicate in connection with the pricing of this offering. As permitted by Rule 430A promulgated under the Securities Act of 1933, as amended, the details of the underwriting syndicate may be omitted from the preliminary prospectus prior to the pricing of the offering. As such, we believe that leaving the term “underwriters” in the plural is currently accurate. If I-Bankers Securities, Inc. determines to underwrite the entire offering by itself and not add any other underwriters to form an underwriting syndicate, we will revise the disclosure in the final prospectus to reflect a single underwriter.

We further respectfully advise the Staff that EarlyBirdCapital is the owner of representative shares which are entitled to registration rights, and as such including them in the preamble to Exhibit 10.4, the registration rights agreement, is also accurate.

Finally, we have revised Exhibit 10.2, the form of Letter Agreement, in response to the Staff’s comment, to remove EarlyBirdCapital as a representative of the underwriters.

Capitalization, page 85

2.	We note your response to prior comment 5. While ASC 480-10-S99-3A does permit an accretion to redemption value over time in your GAAP financial statements, the As Adjusted amounts in your Capitalization table should reflect the full amount of stock that is subject to redemption. Please revise.

We have revised the indicated disclosure in response to the Staff’s comment.

Exhibits

3.	We note your response to prior comment 6. Please file a revised Exhibit 5.1 that reflects the changed terms of this offering. We note, for example, the reference to 1/2 of a redeemable warrant.

We have refiled the indicated exhibit in response to the Staff’s comment.

* * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Distoken’s legal counsel, Richard I. Anslow, Esq. or Joshua N. Englard, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

DISTOKEN ACQUISITION CORPORATION

By:	/s/ Jian Zhang
Name:	Jian Zhang
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller